

Mail Stop 4561

July 27, 2006

Sanjiv Khattri
Executive Vice President and Chief Financial Officer
General Motors Acceptance Corporation
200 Renaissance Center
P.O. Box 200
Detroit, Michigan 48265-2000

> **Re:** **General Motors Acceptance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2006**
> **File No. 1-03754**

Dear Mr. Khattri:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

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10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis, page 18

Mortgage Operations, page 32

1.   In the second paragraph on page 32 you state that certain agreements entered into
        between you and ResCap restrict ResCap's ability to declare dividends or prepay
        subordinated indebtedness owed to you, which in turn limit your ability to return
        funds for dividends and debt payments. Please tell us how you have complied
        with the disclosure requirements of Rule 4-08(e) of Regulation S-X in your
        financial statements or revise future filings accordingly.

Consolidated Statements of Income, page 70

2.   We note that you present a sub-total "total net revenue" that includes net interest
        income, insurance premiums and service revenue earned, mortgage banking
        income, investment income and other income. Please tell us whether your
        financial statements are presented in compliance with Article 5 or Article 9 of
        Regulation S-X. Tell us how you believe that the components and subtotal of
        "total net revenue" are in compliance with the Article of Regulation S-X which
        you believe is applicable to your presentation.

Notes to Consolidated Financial Statements, page 73

Note 1 – Significant Accounting Policies, page 74

Consolidation and Basis of Presentation, page 74

3.   We note that you entered into a definitive agreement to sell a majority equity
        interest in GMAC Commercial Mortgage on August 3, 2005 and classified the
        assets and liabilities of the reporting segment as held for sale separately in the
        Consolidated Balance Sheet at December 31, 2005. Please tell us how you
        determined that results of operations of the reporting segment should be classified
        in ongoing operations for the periods presented. Refer to paragraphs 42-44 of
        SFAS No. 144.

Note 16 – Derivative Instruments and Hedging Activities, page 97

4.   For each type of hedging relationship entered into during the periods presented, please tell us how you determined that they met the criteria for hedge accounting pursuant to paragraphs 20, 21, 28 and 29 of SFAS 133. Specifically address the following for each type of hedging relationship:

- the nature and terms of the hedged item or transaction;
- the nature and terms of the derivative instruments;
- the specific documented risk being hedged;
- the type of SFAS 133 hedge (fair value, cash flow, etc.); and
- the quantitative measures you use to assess effectiveness of each hedge both at inception and on an ongoing basis.

5.   Please tell us whether you use the short-cut method or matched terms for assuming no ineffectiveness for any of your hedging relationships that qualify for hedge accounting treatment under SFAS 133. If so, please tell us how you determine that the hedging relationship meets each of the conditions in paragraph 68 or 65 of SFAS 133.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Note 10 – Segment Information, page 18

6.   We note that you changed your presentation of reportable operating segment beginning January 1, 2006. In the Form 10-K for the year ended December 31, 2005, GMAC – Residential and GMAC – RFC were presented as separate reportable segments under the Mortgage operations line of business. Results of these two segments are now presented combined under ResCap as of March 31, 2006. Please tell us the following concerning segment disclosure:
- Tell us how you determined that GMAC-Residential and GMAC-RFC are no longer required to be presented as separate reportable segments. We note that ownership of these two entities was transferred to ResCap in March 2005.
- If you determined that each of these segments did not meet the paragraph 10 of SFAS No. 131 definition of an operating segment or the quantitative thresholds of paragraph 18, please provide this basis for conclusion.
- If you determined that all the aggregation requirements of paragraph 17 of SFAS No. 131 were met, please provide a clear and detailed analysis that supports similarity of economic character.

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Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3423 if you any questions.

Sincerely,

Amit Pande
Assistant Chief Accountant

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